AerCap Aviation Solutions B.V.

AerCap Holdings N.V.
AerCap House,

Stationsplein 965,

1117 EC

Schiphol, The Netherlands

June 15, 2012

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     AerCap Aviation Solutions B.V. and AerCap Holdings N.V.
Registration Statement on Form F-4
Filed June 15, 2012

Ladies and Gentlemen:

In connection with the registration statement of AerCap Aviation Solutions B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (the “Company”), and AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (“AerCap”), on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2012 relating to an exchange offer of the Company’s $300,000,000 6.375% Senior Unsecured Notes due 2017 and guaranteed by AerCap (the “Old Notes”), previously issued and sold pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) on May 22, 2012, the Company and AerCap hereby make the following representations to the Commission:

1.                                       The Company and AerCap are registering under the Securities Act the $300,000,000 6.375% Senior Unsecured Notes due 2017 of the Company which are guaranteed by AerCap (the “New Notes”) to be offered in the exchange offer (the “Exchange Offer”) in reliance on the position of the staff of the Commission (the “Staff”) enunciated in the Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) no-action letters (collectively, the “Exxon Capital Letters”).

2.                                       Neither the Company nor AerCap has entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and AerCap’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in a distribution of the New Notes to be received in the Exchange Offer.  In this regard, the Company and AerCap will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Old Notes using the Exchange Offer to participate in a distribution of the New Notes (a) cannot rely on the Staff’s position enunciated in the Exxon Capital Letters or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Company and AerCap acknowledge that such secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

3.                                       The Company and AerCap will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Old Notes represents to the Company that (a) it is not an affiliate of the Company or AerCap, (b) the New Notes will be acquired in the ordinary course of its business and (c) it is not engaged in, and does not intend to engage in, a distribution of the New Notes to be received in the Exchange Offer.  If a broker- dealer holds Old Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes to be received in the Exchange Offer and confirm that it has not entered into any arrangement or understanding with the Company, AerCap or any affiliate of the Company or AerCap to distribute the New Notes.

4.                                       The Company and AerCap will make each person participating in the Exchange Offer aware that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives the New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

If you have any questions, please contact the undersigned at +31 20 655-9618 of the Company or Paul Denaro at (212) 530-5431 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely,

/s/ Gordon Chase
Gordon Chase
Head of Corporate Legal